SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ÄÄÄÄÄÄÄÄÄÄÄÄÄÄÄ

CIMATRON LIMITED
(Translation of Registrant’s name into English)

ÄÄÄÄÄÄÄÄÄÄÄÄÄÄÄ

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑

FOR IMMEDIATE RELEASE

Cimatron Ltd Reports 2005 First Quarter Results

Givat Shmuel, Israel, - May 17, 2005- Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry, today announced financial results for the first quarter ended March 31, 2005.

Revenues for the first quarter of 2005 were $5.57 million, an increase of 3.7% compared to $5.37 million in the first quarter of 2004. Net loss for the quarter was $(981) thousand compared to a net income of $10 thousand in the first quarter of 2004.

Commenting on the first quarter results, Zvika Naggan, President and Chief Executive Officer of Cimatron, said: “Despite the moderate growth in revenue achieved in the quarter compared to Q1 of 2004, we saw a large net loss. We have taken proactive steps to reduce our cost structure, some of these steps will come into effect in the following quarters. We will continue to take cost saving actions and do our utmost to improve our bottom line results.

We remain fully committed to continue investing in our customers, sales channels and product to maintain our position in the tooling industry for the long term.

On the revenue side we are affected from the economic situation in Europe which remains our main market (55% of our revenues). In this region we have seen in Q1 a decline of 6% in revenues in Euro terms compared to the first quarter of 2004. We are encouraged by our successful growth in the US (13% growth from the comparable quarter last year) and our growth in the Asian market (21% growth from the comparable quarter last year).”

About Cimatron

Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

Company Contact
Eli Gendler, CFO
Cimatron Ltd.
972-3-531-2121
elig@cimatron.com

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31, 2005	December 31, 2004
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-terms investments	$6,930	$8,092
Other current assets	8,215	6,902
Total current assets	15,145	14,994

Deposits with insurance companies and severance pay fund	2,594	2,946

Net property and equipment	1,122	1,073

Total other assets	1,691	1,791
Total assets	$20,552	$20,804

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:

Total current liabilities	$5,871	$4,688

Accrued severance pay	2,930	3,268

Total shareholders’ equity	11,751	12,848
Total liabilities and shareholders’ equity	$20,552	$20,804

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Three months ended
	March 31,
	2005	2004
	(Unaudited)

Total revenue	5,572	5,370

Total cost of revenue	1,071	1,106

Gross profit	4,501	4,264

Research and development expenses, net	1,471	1,244

Selling, general and administrative expenses	4,016	3,099
Operating income (loss)	(986)	(79)
Net income (loss)	$(981)	$10
Net income (loss) per share - basic and diluted	$(0.13)	$0.00

Weighted average number of shares outstanding - basic and diluted EPS (in thousands)	7,835	7,835

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

Dated: May 17, 2005	By:	/s/ Eli Gendler

Eli Gendler Chief Financial Officer